

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2012

Via Email
John B. Bartling, Jr.
Chief Executive Officer
Ares Commercial Real Estate Corporation
Two North LaSalle Street, Suite 925
Chicago, IL 60602

> **Re:** **Ares Commercial Real Estate Corporation**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed March 21, 2012**
> **File No. 333-176841**

Dear Mr. Bartling:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Expense Reimbursement, page 14

1. We note your response to comment 4. We have reconsidered our earlier position. In future filings, please include in your disclosure regarding related party transactions the total amount of expenses reimbursed and the specific amount attributed to each of the CFO and any other named executive officer.

Unaudited Selected Pro Forma and Historical Financial Data, page 68

2. Please tell us your basis for assuming the holders of shares of your Series A Preferred Stock elect to redeem their shares in connection with the completion of the offering. Please refer to Article 11 of Regulation S-X; specifically address how the related adjustments are factually supportable.

3.   Please tell us, when known, the amount of estimated share-based expense that will be recorded as a result of the restricted shares to be issued to your independent director nominees. Also, revise your disclosure accordingly. Refer to Article 11 of Regulation S-X.

4.   We note that the interest rates on your loan portfolio and credit facilities are variable. Notwithstanding the above, please revise to disclose the interest rates and related assumptions used in your calculation of pro forma interest income and pro forma interest expense. If actual interest rates in your loan portfolio and credit facilities can vary from those used in the pro forma presentation, disclose the effect on income of a 1/8 percent variance in interest rates.

5.   You disclose on page 4 that, subject to satisfying customary closing conditions and paying a restructuring fee, availability under the Wells Fargo Facility will increase from $75 million to $200 million if the gross proceeds of the offering are at least $200 million. Please quantify the amount of the restructuring fee and tell us what consideration you gave to discussing this potential fee in the pro forma footnotes.

Initial Portfolio, page 94

6.   Please continue to monitor the financial statement requirements for properties securing any loans related to significant concentrations in a single loan or in several loans on related properties to the same or affiliated borrowers. See SAB Topic 1I for reference.

Item 33, page II-1

7.   Please revise to disclose the material facts that provided the basis for reliance on the exemption from registration in Section 4(2), including the number of investors, the number of non-accredited investors, and the number of persons with whom the company did not have a substantive pre-existing relationship with prior to the filing of this registration statement.

Exhibit 5.1 – Opinion of Venable LLP

8.   The scope of counsel's reliance on the officer's certificate is not clear from your disclosure in the draft opinion. Please provide a revised opinion clarifying in the penultimate sentence in the fourth assumption on page 2 that counsel has relied only on factual representations contained in the officer's certificate.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Monica J. Shilling
        Proskauer Rose LLP